SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number__________


                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [_] Form 20-F    [_] Form 11-K    [X] Form 10-Q
               [_] Form 10-D    [_] Form N-SAR   [_] Form N-CSR

          For Period Ended: October 2, 2005

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full name of registrant  Foamex International Inc.

Former name if applicable   N/A

Address of principal executive office (Street and number)

                                 1000 Columbia Avenue

City, state and zip code
                                 Linwood, PA 19061


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [X] |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
 [ ] |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K, Form 20-F,  Form 11-K, Form N-SAR or Form N-CSR, or
     |         portion thereof, will be filed  on or  before  the 15th  calendar
     |         day following theprescribed due date; or the  subject   quarterly
     |         report or transition report on Form 10-Q, or subject distribution
     |         report  on  Form  10-D, or  portion  thereof, will be filed on or
     |         before the fifth  calendar day following the prescribed due date;
     |         and
     |
 [ ] |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     As previously announced on September 19, 2005, Foamex International Inc. ("Foamex") and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. As a result, Foamex's quarterly report on Form 10-Q for the fiscal quarter ended October 2, 2005 could not be filed within the prescribed time period without unreasonable effort or expense because (i) management of Foamex had to devote substantial time and effort in connection with the bankruptcy and, as a result, has been unable to devote adequate time to the completion of the Form 10-Q, (ii) Foamex was not able to finalize its results of operations for the quarter and three quarters ended October 2, 2005, and (iii) the delay is necessary for Foamex to appropriately consider the disclosures required in the Form 10-Q in connection with the bankruptcy described above.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


     Gregory J. Christian                                 610-859-3000
     ---------------------------------------------------------------------------
     (Name)                                       (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes  [_] No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     Because of the reasons set forth in Part III above, Foamex has not yet finalized its operating results for the quarter and three quarters ended October 2, 2005. However, Foamex expects to report net losses for both periods that will be significantly less than the $131.2 million and $136.0 million reported for the quarter and three quarters ended September 26, 2004. The quarter and three quarters ended September 26, 2004 included establishment of a valuation allowance of $128.6 million for U.S. deferred tax assets. The operating results for the quarter ended October 2, 2005 will reflect gross profit that is approximately $13 million less than in the quarter ended September 26, 2004 as we have been only partially successful at recovering large chemical cost increases through selling price increases.

     In addition, Foamex is in the process of finalizing goodwill and other impairment tests. It may be appropriate to take impairment charges of approximately $25 million in the quarter ended October 2, 2005.

                           Foamex International Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date November 15, 2005               By  /s/ Gregory J. Christian
     -----------------                   ---------------------------------------
                                         Gregory J. Christian
                                         Executive Vice President and
                                         General Counsel


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).